FILED PURSUANT TO RULE 433

ISSUER FREE WRITING PROSPECTUS

(SUPPLEMENTING PRELIMINARY PROSPECTUS DATED JANUARY 24, 2006)

REGISTRATION STATEMENT No. 333-128820

NightHawk Radiology Holdings, Inc.

Common stock offered by NightHawk	5,800,000 shares

Common stock offered by Selling Stockholders	500,000 shares

Total shares offered	6,300,000 shares

Over-allotment option	945,000 shares (provided by Selling Stockholders)

Price to public	$16.00 per share

Underwriting discount	$1.12 per share

Net proceeds to NightHawk	Approximately $84.3 million after deducting the underwriting discount and estimated offering expenses.

Net proceeds to Selling Stockholders	Approximately $7.4 million after deducting the underwriting discount (assuming no exercise of the over-allotment option)

Underwriters	Morgan Stanley & Co., Incorporated Banc of America Securities LLC Piper Jaffray & Co. SG Cowen & Co., LLC Montgomery & Co., LLC

Principal and Selling Stockholders

	Shares Beneficially Owned Prior to the Offering		Shares Offered Hereby	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
5% Stockholders
Summit Partners	6,500,003	27.1%	500,000	6,000,003	20.1%

Directors and Executive Officers:
Peter Chung	6,519,003	27.2%	500,000	6,019,003	20.2%
All executive officers and directors as a group (seven persons) (7)	20,861,657	86.8%	500,000	20,361,657	68.2%

If the over-allotment option is exercised in full, the number of shares held by Summit Partners will be 5,400,000 and Summit Partners’ beneficial ownership percentage will decrease to 18.1%.

If the over-allotment option is exercised in full, the number of shares beneficially owned by Peter Chung will be 5,419,000 and Mr. Chung’s beneficial ownership percentage will decrease to 18.2%.

In addition, up to 200,920 shares beneficially held by Paul E. Berger, M.D. at September 30, 2005 and up to 144,077 shares beneficially held by Jon D. Berger at September 30, 2005 may be sold if the underwriters exercise their over-allotment option.

On February 7, 2006, the issuer, NightHawk Radiology Holdings, Inc., filed Amendment No. 5 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated January 24, 2006. The following summarizes the disclosure in the prospectus included in Amendment No. 5 to the Registration Statement that either did not appear in or updates the disclosure in the Preliminary Prospectus. References below to “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus.

Critical Accounting Policies

Stock-Based Compensation

We added disclosure regarding the methodology for determining fair value:

The following table summarizes information about stock options granted during the nine months ended September 30, 2005:

	Number of Shares Subject to Options	Exercise Price	Estimated Fair Value of Common Stock
February 9, 2005	98,400	$3.12	$2.83
March 22, 2005	163,571	$3.62	$3.03
May 11, 2005	126,171	$4.68	$4.05
June 9, 2005	93,556	$5.00	$4.74
September 9, 2005	95,552	$8.75	$6.79

We determined the fair value of our common stock at the end of each quarter utilizing the assistance of an independent valuation specialist. The estimated fair value of our common stock was derived by applying a pro rata increase from one valuation date to the next. We have determined this to be an appropriate method primarily because there was no single event such as a significant merger, acquisition or other corporate transaction or any material individual product development that would indicate other than a pro rata increase in value between valuation dates.

The exercise price of all options was determined by our Board of Directors.

Executive Compensation

We added disclosure regarding executive compensation paid during 2004:

The following table provides information regarding the compensation of our chief executive officer and our two other executive officers during the fiscal years ended December 31, 2005 and 2004.

Summary Compensation Table

	Year	Annual Compensation		Long-Term Compensation Awards	All Other Compensation ($)
Name and Principal Position		Salary ($)	Bonus ($)	Securities Underlying Options
Paul E. Berger, M.D.	2005	600,000	600,000	—	—
President and Chief Executive Officer	2004	608,809	600,000		345,670	(1)

Jon D. Berger	2005	350,000	350,000	—	—
Vice President of Sales, Marketing and Business Development	2004	324,136	350,000		138,596	(2)

Christopher R. Huber	2005	350,000	350,000	—	—
Chief Financial Officer and Vice President of Operations	2004	326,097	350,000		138,596	(2)

(1)	Includes $271,548 as an equity distribution and $66,165 in consulting fees.
(2)	Includes $138,596 as an equity distribution.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-584-6837 (RETAIL INVESTORS) OR 1-866-718-1649 (INSTITUTIONAL INVESTORS).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3